Exhibit 21.1

LIST OF SUBSIDIARIES
OF
CROWDSTRIKE HOLDINGS, INC.

Name of Subsidiary	Jurisdiction of Incorporation
CrowdStrike, Inc.	Delaware
CrowdStrike UK Limited	United Kingdom
Flow Security Ltd.	Israel
CrowdStrike Israel R&D Ltd.	Israel
CrowdStrike GmbH	Germany
Bionic Stork, Ltd.	Israel
CrowdStrike India Private Limited	India
CrowdStrike Australia Pty LTD	Australia
CrowdStrike Spain S.L.	Spain